     THIS DOCUMENT IS A COPY OF THE SCHEDULE 13D (AMENDMENT NO. 1) FILED ON
        MARCH 26, 1996 PURSUANT TO RULE 201 TEMPORARY HARDSHIP EXEMPTION


                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549


                                 SCHEDULE 13D


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             (AMENDMENT NO. 2)*



                          REGAL INTERNATIONAL, INC.
- --------------------------------------------------------------------------------
                               (Name of Issuer)


                    COMMON STOCK, PAR VALUE $.01 PER SHARE
- --------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                 758819-10-6
                     -----------------------------------
                                (CUSIP Number)

                                 Ira F. Levy
                    Goins, Underkofler, Crawford & Langdon
           1601 Elm Street, #3300, Dallas, TX 75201; (214) 969-5454
- --------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                               Communications)


                               April 22, 1996

                     -----------------------------------
           (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                                 Page 1 of 4


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                                 SCHEDULE 13D


CUSIP NO.     758819-10-6                                     PAGE 2 OF 4 PAGES



- --------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


           CHINA STRATEGIC HOLDINGS LIMITED
- --------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) /  /
                                                                        (b) /X/

- --------------------------------------------------------------------------------
 3    SEC USE ONLY


- --------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*



          N/A

- --------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    /  /


- --------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


          HONG KONG
- --------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF

                                     447,019,868

           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY


          OWNED BY                   40,500,000

                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING

                                     447,019,868

           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH


                                     40,500,000

- -------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


          487,519,868
- --------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            /  /


- --------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


          92.2%
- --------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*


          CO
- --------------------------------------------------------------------------------


                     *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDED BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND SIGNATURE ATTESTATION.


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                                AMENDMENT NO. 2
                                       TO
                                  SCHEDULE 13D

CUSIP NO.        758819-10-6

                           REGAL INTERNATIONAL, INC.



ITEM 5.  INTEREST IN SECURITIES OF ISSUER

         Item 5(a) is amended by inserting the following at the end of such subparagraph:

         a) On April 23, 1996, CSH transferred 40,500,000 shares of Common Stock to its wholly owned subsidiary, Horler Holdings Limited. Horler Holdings Limited is a corporation organized under the laws of the British Virgin Islands.
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                                   SIGNATURES



         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         DATED:   April 26, 1996.


                                        CHINA STRATEGIC HOLDINGS LIMITED



                                        by: /s/ IRA F. LEVY
                                        ---------------------------------------
                                        Ira F. Levy, Attorney-in-Fact